SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2019

On March 3, 2020, Woori Financial Group restated its preliminary financial performance figures for the year ended December 31, 2019, on a consolidated basis, which were previously disclosed on the Report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 7, 2020, as follows:

(Units: millions of KRW, %)

Item	FY 2019
Revenue*	22,734,263
Operating Income	2,799,976
Income before Income Tax Expense	2,723,049
Net Income	2,037,596
Profit to the Equity Holders of the Parent Entity	1,872,207

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2019

On March 3, 2020, Woori Bank, a wholly-owned subsidiary of Woori Financial Group, restated its preliminary financial performance figures for the year ended December 31, 2019, on a consolidated basis, which were previously disclosed on the Report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 7, 2020, as follows:

(Units: millions of KRW, %)

Item	2019	2018	% Change Increase (Decrease)
Revenue*	21,290,018	18,569,731	14.65
Operating Income	2,591,617	2,422,093	7.00
Income before Income Tax Expense	2,643,760	2,470,110	7.03
Net Income**	1,527,065	2,051,649	(25.57)
Profit to the Equity Holders of the Parent Entity	1,505,547	2,033,182	(25.95)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).
**

Includes the effect of an accounting method change resulting from the transfer of Woori Card and Woori Investment Bank as direct subsidiaries of Woori Financial Group (from direct subsidiaries of Woori Bank).

***	The 4Q 2019 profit to the equity holders of the parent entity is KRW 213,085 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 3, 2020	By: /s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President